Wells Fargo Securities, LLC

500 West 33rd Street

New York, New York 10001

Wedbush Securities Inc.

1000 Wilshire Boulevard

Los Angeles, California 90017

February 5, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Applied Genetic Technologies Corporation Registration Statement on Form S-1 Originally Filed January 29, 2020 File No. 333-236156
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Applied Genetic Technologies Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on February 6, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Foley Hoag LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participated in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

WELLS FARGO SECURITIES, LLC
WEDBUSH SECURITIES INC.

Acting severally on behalf of themselves and the several Underwriters

WELLS FARGO SECURITIES, LLC

By:	/s/ Geoff Goodman
Name: Geoff Goodman
Title: Managing Director

WEDBUSH SECURITIES INC.

By:	/s/ Ben Davey
Name: Ben Davey
Title: Managing Director